615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4157 — Fax # 516-683-8344 — www.myNYCB.com

John J. Pinto

Executive Vice President &

Chief Accounting Officer

May 21, 2009

VIA EDGAR

Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-31565

Dear Mr. Windsor:

On behalf of New York Community Bancorp, Inc. (“NYB” the “Company” or “our”), I am writing in response to the Staff’s letter, dated May 7, 2009, with respect to NYB’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K Report”) and Definitive Proxy Statement on Schedule 14A filed April 30, 2009 (the “Proxy”).

NYB’s responses to the Staff’s comments are set out below. For convenience, each response follows the text of the comment to which it relates.

United States Securities and Exchange Commission

May 21, 2009

Comment 1:

Form 10-K, for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality Analysis, page 56

We note that non-performing loans to total loans increased from 0.11% as of December 31, 2007 to 0.51% as of December 31, 2008. We further note that the allowance for loan losses to total loans decreased from 0.46% to 0.43% as of such dates and that a significant portion of the 9% increase in loans was due to increased originations in commercial real estate loans which now comprise almost 20% of loans outstanding. Please tell us and revise your disclosure in future filings to comprehensively bridge the gap between the observed significant changes in your loan mix and non-performing loans and the resulting changes in your allowance for loan losses.

Our allowance for loan losses is established based on our evaluation of the probable inherent losses in our portfolio in accordance with Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan – an amendment of FASB Statements No. 5 and 15” (“SFAS No. 114”) and Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”). The allowance for loan losses is comprised of both specific valuation allowances and general valuation allowances. Specific valuation allowances are established based on the SFAS No. 114 analyses. General valuation allowances are established by applying our loan provisioning methodology and reflect the inherent risk in loans not considered for impairment under SFAS No. 114. Our loan provisioning methodology takes into account our historical loss experience, delinquency levels and trends, loan type, among other factors which are part of our judgment in developing quantified risk factors which result in allocations to the allowance for loan losses for each type within our portfolio. As noted in our Annual Report on Form 10-K for the year ended December 31, 2008 (p.42), in establishing loan loss allowances management considers New York Community Bank’s and New York Commercial Bank’s (collectively, the “Banks”) current business strategies and credit processes, including compliance with conservative guidelines established by the respective Boards of Directors with regard to credit limitations, loan approvals, underwriting criteria, and loan workout procedures.

Historically, our loan loss experience has been comparatively low due to the nature of the vast majority of loans we originate – multi-family, non-luxury residential apartment building loans in the New York metropolitan region having below market rents – and our conservative underwriting practices requiring, among other things, low loan-to-value ratios. With this model, we believe even significant growth in non-performing loans will not necessarily result in loan losses and, accordingly, will not require significant increases in our loan loss allowance. This is reflected in the relatively low net charge-offs of $6.2 million during the year ended December 31, 2008 (representing 0.03% of average loans) and $5.1 million (0.02% of average loans) for the first quarter of 2009, notwithstanding that non-performing loans rose during the same periods.

The Company has experienced a long history of low loan charge-off levels despite its significant growth. We attribute this favorable record largely to the conservative underwriting

United States Securities and Exchange Commission

May 21, 2009

standards established by the Banks and to a disciplined approach to focusing our lending in local, non-luxury markets that we know well. The Company is primarily a multi-family mortgage lender, with a significant portion of its loan portfolio secured by buildings in New York City with a preponderance of apartments that are rent-controlled and/or rent-stabilized. At December 31, 2008, approximately 74% of the multi-family loan portfolio was secured by properties in New York City, with Manhattan accounting for approximately 42% of the New York City portfolio. The Company also originates Commercial Real Estate (“CRE”) loans, primarily in New York City, New Jersey, and Long Island. Acquisition, development, and construction (“ADC”) loans and commercial & industrial loans generally have not been emphasized.

Multi-family loans represented $15.9 billion, or 71.1%, of total loans outstanding at March 31, 2009. CRE loans represented $4.6 billion, or 20.7%, of total loans at such date. At March 31, 2009, 97.7% of our CRE loans were secured by properties in the New York Metropolitan region.

In New York City, the amount of rent that tenants may be charged on the apartments in certain buildings is restricted under certain rent-control or rent-stabilization laws resulting in average rents charged to its tenants that are below market rate levels. Buildings with a preponderance of such rent-regulated apartments are, therefore, less likely to experience vacancies in times of economic adversity.

The repayment of loans secured by commercial real estate is often dependent on the successful operation and management of the underlying properties. To minimize our credit risk, we originate CRE loans in adherence with conservative underwriting standards, and require that such loans qualify on the basis of the property’s current income stream and debt service coverage ratio. The approval of a loan also depends on the borrower’s credit history, profitability, and expertise in property management, and generally requires a debt service coverage ratio of 130% and a maximum LTV ratio of 65%. In addition, the origination of CRE loans typically requires a security interest in the personal property of the borrower and/or an assignment of the rents and/or leases.

As noted in the first paragraph to this response, the Company’s loan loss allowance is determined and validated by analyses performed in accordance with SFAS No. 114 and SFAS No. 5. Accordingly, despite the increases in nonperforming loans during 2008, our SFAS No. 114 analyses indicated only limited impairment. This was primarily due to the strength of the underlying collateral for our loans and the conservative collateral structure upon which our loans are based. Low loan-to-value (“LTV”) ratios ensure a greater likelihood of full recovery and reduce the possibility of incurring a severe loss. At March 31, 2009, the Company’s CRE portfolio had an average LTV ratio of approximately 55%, lower than the 61% average LTV for our multi-family loans. In many cases, low LTV ratios result in fewer loans with “walk-away potential”; although borrowers may default on loan payments, they have a greater incentive to protect their equity in the collateral property and return the loan to performing status.

United States Securities and Exchange Commission

May 21, 2009

Thus, our CRE lending practices provides the basis for a well-collateralized loan portfolio. To this end, growth in CRE originations would not necessarily result in a corresponding rate of growth in our loan loss allowance. For the year ended December 31, 2008, CRE loans as a percentage of total loans increased by only 171 basis points to 20.5%. Also for 2008, our CRE charge-off totaled $16 thousand (none were recorded during the first quarter of 2009). We believe this favorable loan loss experience reflects the Company’s long history in originating CRE loans which are underwritten similarly to our multi-family loans, as described above. Importantly, our allowance for loan losses at March 31, 2009 represents 19 times the loan losses experienced during the quarter – a much stronger coverage compared to the industry average of five times loan losses during the same quarter. Therefore, our loan loss allowance was approximately four times stronger to cover loan losses than the industry on average.

During 2008, the Company continued to de-emphasize ADC, one-to-four family and other loans, in order to mitigate credit risk in the loan portfolio. During the same time period the Company reduced its ADC, one-to-four family, and other loan portfolios as a percentage of our total loan portfolio to 3.5%; 1.2% and 3.9% from 5.6%; 1.9% and 4.7%, respectively, at December 31, 2007. Hence ADC, one-to-four family and other loans became a smaller portion of our total portfolio during 2008 while the loan loss allowance level for such loans increased during the same period, reflecting our ongoing assessment of the risk inherent in these loan types.

As discussed above, there is no direct correlation between percentage changes in various asset quality ratios and the percentage changes in the allowance for loan losses and the related provision for loan losses recognized in any given period. The decline in asset quality ratios is not indicative of a deficiency in our allowance for loan losses. The determination of the allowance for loan losses is in accordance with our loan provisioning methodology and takes into account the various factors and considerations outlined in our disclosures.

In our future filings, we will expand our discussion to explain the reasons why our asset quality ratios may not directly correlate to changes in our allowance for loan losses.

Comment 2:

In order to give readers a better insight into changes in asset quality and the resulting changes in the allowance for loan losses, please revise future filings to present your non-performing loans and charge-offs by various sub-categories of Mortgage Loans, similar to your presentation of Mortgage Loans in the Loan Portfolio Analysis table on page 51 and Summary of the Allowance for Loan Losses table on page 56. Please also provide us this information for the quarter ended March 31, 2009.

In response to the Staff’s Comment #2, please see the attached non-performing loan and charge-off disclosure for the quarter ended March 31, 2009. Please note that these disclosures were incorporated into our March 31, 2009 Form 10-Q, filed May 11, 2009, and will also be included in future filings.

United States Securities and Exchange Commission

May 21, 2009

Comment 3:

Please tell us and revise future filings to disclose your policy for charging off uncollectible loans in accordance with paragraph 13 of SOP 01-6.

In response to the Staff’s Comment #3, please be advised that the Company currently adheres to the following loan charge-off policy: New York Community Bank and New York Commercial Bank charge off loans, or portions of loans, in the period that these loans, or portions thereof, are deemed uncollectible. The collectability of individual loans is determined through an estimate of the fair value, less the cost to sell, of the underlying collateral and/or an assessment of the financial condition of the borrower.

Please note that this policy was incorporated into our disclosures in our March 31, 2009 Form 10-Q, filed May 11, 2009, and will also be included in future filings.

Comment 4:

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

It appears that you benchmarked compensation against a subset of your peer group that did not participate in the Troubled Asset Relief Program. Please identify the component companies that make up the subset and confirm that you will revise future filings accordingly. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

The following represents the component companies that made up the subset of the Company’s peer group:

Astoria Financial Corp.

BOK Financial Corp.

Commerce Bancshares, Inc.

First Citizens BancShares, Inc.

Hudson City Bancorp, Inc.

M&T Bank Corp.

People’s United Financial, Inc.

United States Securities and Exchange Commission

May 21, 2009

Future filings will reflect this information.

Comment 5:

Item 15. Exhibits and Financial Statement Schedules, page 143

In future filings, indicate each of the exhibits that is a management contract or compensatory plan or arrangement. See Item 15(a)(3) of Form 10K.

Future filings will indicate each of the exhibits that is a management contract or compensatory plan or arrangement.

Comment 6:

Exhibit 31.1 and 31.2

We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the word “annual” has been added to paragraphs 2 and 3. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

The Company will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Please note that this has been incorporated into our certifications in our March 31, 2009 Form 10-Q, filed May 11, 2009.

We appreciate the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we

United States Securities and Exchange Commission

May 21, 2009

continuously consider in our filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 10-K Report and Proxy. We also acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our 10-K Report and Proxy, please do not hesitate to contact me at (516) 683-4157 or Thomas R. Cangemi, Senior Executive Vice President and Chief Financial Officer, at (516) 683-4014.

Sincerely,

/s/ John J. Pinto
John J. Pinto

cc:	Joseph R. Ficalora
Thomas R. Cangemi
R. Patrick Quinn, Esq.
Michael Seaman

Revised Disclosure for Charge-offs and Non-accrual Loans

(dollars in thousands)	At or For the Three Months Ended March 31, 2009	At or For the Year Ended December 31, 2008
Allowance for Loan Losses:
Balance at beginning of period	$94,368	$92,794
Provision for loan losses	6,000	7,700
Charge-offs:
Multi-family	(262)	(175)
Commercial real estate	—	(16)
Acquisition, development, and construction	(3,199)	(2,517)
1-4 family	(203)	—
Other loans	(1,408)	(3,460)

Total charge-offs	(5,072)	(6,168)
Recoveries	6	42

Balance at end of period	$95,302	$94,368

Non-performing Assets:
Non-accrual mortgage loans:
Multi-family	$76,607	$53,153
Commercial real estate	25,439	12,785
Acquisition, development, and construction	45,437	24,839
1-4 family	13,123	11,155

Total non-accrual mortgage loans	160,606	101,932
Other non-accrual loans	14,731	11,765

Total non-performing loans	175,337	113,697
Other real estate owned	1,467	1,107

Total non-performing assets	$176,804	$114,804

Ratios:
Non-performing loans to total loans	0.79%	0.51%
Non-performing assets to total assets	0.55	0.35
Allowance for loan losses to non-performing loans	54.35	83.00
Allowance for loan losses to total loans	0.43	0.43
Net charge-offs to average loans	0.02	0.03